UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123 Expires: Nov. 30, 2026 Estimated average burden hours per response: 12

SEC FILE NUMBER
8-50366

ANNUAL REPORTS
FORM X-17A-5
PART III

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2024 (MM/DD/YY) AND ENDING 12/31/2024 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: RNR Securities, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

1802 Hempstead Turnpike
(No. and Street)

East Meadow (City) NY (State) 11553 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Albert Akerman (Name) 516-222-8875 (Area Code – Telephone Number) aakerman@rnrsecurities.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Adeptus Partners, LLC
(Name – if individual, state last, first, and middle name)

390 N. Broadway, Suite 120 (Address) Jericho (City) NY (State) 11753 (Zip Code)

01/06/2010 (Date of Registration with PCAOB)(if applicable) 3686 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, William Romeo_____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of RNR Securities, LLC_____, as of 12/31_____, 2024___, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Darlene Altan
Notary Public, State of New York
Reg. No. 01AL6160673
Qualified in Nassau County
Commission Expires February 12, 2027

Darlene Altan

Notary Public

Signature: _William J Romeo, CEO_

Title:
CEO

This filing** contains (check all applicable boxes):

- ☑ (a) Statement of financial condition.
- ☑ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ☑ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☑ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

**To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*



,d3ptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RNR Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as RNR Securities, LLC's auditor since 2022.

Adeptus Partners, LLC

Jericho, New York
April 14, 2025

RNR SECURITIES, LLC

STATEMENT OF FINANCIAL CONDITION
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

DECEMBER 31, 2024

TABLE OF CONTENTS

RNR SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2024

<u>A S S E T S</u>

<u>Assets</u>

Cash and cash equivalents	$	220,661
Commissions receivable		322,777
Securities, at fair value		9,826
Prepaid expenses and other assets		14,832
Right-of-use assets-operating leases		22,810
Property and equipment, net		37,438
Total assets	$	628,344

<u>LIABILITIES AND MEMBERS' EQUITY</u>

<u>Liabilities</u>

Commissions payable	$	230,948
Accrued expenses and other liabilities		70,499
Operating lease liabilities		22,810
Accrued settlement		14,999
Total liabilities		339,256

<u>Members' Equity</u>

Total Members' Equity		289,088
TOTAL LIABILITIES AND MEMBERS' EQUITY	$	628,344

6

The accompanying notes are an integral part of this financial statement.

1. Organization

RNR Securities, LLC (the "Company") was organized in New York on March 27, 1997. The Company is registered as a broker-dealer with the U.S. Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The latest date on which the Company may dissolve is March 1, 2026. The Company is in the process of filing for an extension on the latest date it may dissolve. The Company operates pursuant to SEC Rule 17 C.F.R. Section 240.15c3-3(k)(2)(i), limiting business to the distribution of mutual funds and/or variable life insurance and annuities, and effective January 2011, the Company began distribution of real estate investment trusts ("REITS"). The Company operates as a limited liability company and the liability of the member of the Company is limited to the members' total capital contribution. The ownership of the Company is comprised of two members. One member has a 99% interest in the Company and the second minority member has a 1% interest in the Company.

The Company operates primarily as an introducing broker and engages in the business of providing brokerage services for customers limited to the distribution of mutual funds and variable life insurance, annuities, and REITs. As a matter of normal business practice, the Company does not assume positions in securities.

2. Summary of Significant Accounting Policies

Basis of Accounting
The Company has prepared its financial statements on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates
In preparing financial statements in conformity with GAAP, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosures of contingent assets and liabilities at the date of the financial statements, and revenues and expenses during the reporting period. Actual results could differ from those estimates. Estimates are used when accounting for amortization and depreciation over an asset's estimated useful life and when considering contingencies.

Cash and Cash Equivalents
For purposes of the statement of cash flows, cash and cash equivalents consist of highly liquid debt investments with maturity of three months or less when purchased. The Company places its temporary cash investments with investment quality financial institutions.

2. Summary of Significant Accounting Policies - (continued)

Leases

The Company follows Financial Accounting Standards Board ("FASB") Accounting Standards Codification ("ASC") Topic 842, Leases, which requires lessees to recognize leases on the balance sheet and disclose key information about leasing arrangements. The standard establishes a right-of-use model (ROU) that requires a lessee to recognize a ROU asset and lease liability on the balance sheet for all leases with a term longer than 12 months. Refer to Note 3 for additional information.

Revenue Recognition

The Company follows the provisions of FASB ASC Topic 606, Revenue from Contracts with Customers. The revenue recognition guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services.

The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation. In determining the transaction price, an entity may include variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur when the uncertainty associated with the variable consideration is resolved.

Commissions. The Company receives commissions for the sale of mutual funds, insurance policies, REITS, and other financial products to customers. The Company records commission revenue for sales of insurance policies on the effective date of the policy and after all contingencies have been resolved during the lookback period. Revenue from the sale of other financial products is recorded on the trade date. The Company believes the performance obligation is satisfied on the trade date, because that is the date that the underlying purchaser is identified, the pricing has been agreed upon, and the risks and rewards of ownership have been transferred.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investments vehicles (funds) to distribute shares to investors. Distribution fees consist of trail commissions and 12b-1 fees on certain mutual funds sold to customers for a specified period of time that the

4

2. Summary of Significant Accounting Policies - (continued)

customer remains in the fund. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof, resulting in a final transaction price. The Company records trail commission revenue when the transaction price is determined from the mutual funds.

The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which is usually monthly or quarterly. Distribution fees recognized in the current period relate primarily to performance obligations that have been satisfied in prior periods.

Commissions Receivable and Current Expected Credit Losses
The Company follows Accounting Standards Update ("ASU") 2016-13, Financial Instruments - Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments ("CECL"). For short-term accounts receivable, CECL requires an entity to estimate the credit losses expected to be incurred over the life of a financial asset based on historical experience, current conditions, and reasonable and supportable forecasted information. The Company then records the estimated expected credit losses using an allowance for credit losses, which is presented as a reduction to accounts receivable on the statement of financial condition. Subsequent changes in the estimated expected credit losses are reported in the respective period's earnings. Receivables are written off when they are determined to be uncollectable. As of both January 1, 2024, and December 31, 2024, there was no allowance for credit losses. As of January 1, 2024, accounts receivable was $218,077.

The Company adopted CECL effective January 1, 2024, using a modified retrospective approach. No cumulative-effect adjustment was made to members' equity upon adoption of CECL, as there was no reasonable and supportable forecasted information indicating that additional credit losses should be expected on the Company's open receivables.

2. **Summary of Significant Accounting Policies - (continued)**

Investment Valuation

The Company's investments in securities are stated at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for discussion of Fair Value Measurements.

Property and Equipment

Property and equipment is stated at cost. The costs of additions and betterments are capitalized and expenditures for repairs and maintenance are expensed in the period incurred.

When items of property and equipment are sold or retired, the related costs and accumulated depreciation are written off and any gain or loss is included in income.

Depreciation and amortization of property and equipment is provided utilizing the straight-line method over the estimated useful lives of the respective assets as follows:

Computer equipment	5-10 years
Furniture and fixtures	5-7 years
Leasehold improvements	15-20 years

Long-Lived Assets

Long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. For purposes of evaluating recoverability of long-lived assets, the Company evaluates the carrying value of its long-lived assets on an ongoing basis and recognizes impairment when the future undiscounted cash flows from operations are less than the carrying value of the related assets. The Company evaluated the fair value of long-lived assets and determined that no impairment existed at December 31, 2024.

Income Tax

Provisions for federal and state income taxes have not been provided for because the Limited Liability Company ("LLC") is classified as a partnership for income tax purposes and will not be subject to income tax. As such the LLC's income or loss and credits are passed through to the members and are reported on the members' income tax returns.

2. **Summary of Significant Accounting Policies - (continued)**

At December 31, 2024, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. The determination will always be subject to ongoing reevaluation as facts and circumstances may require. Based on the results of the Company's tax preparer's review the Company's tax position and the results from its operations, the Company has determined there were no uncertain tax positions.

The Company files income tax returns in the U.S. federal jurisdiction and New York State. The Company is no longer subject to U.S. federal, state and local examinations by tax authorities for the years before 2021.

Subsequent Events
In preparing these financial statements, the Company has evaluated events and transactions for potential recognition or disclosure through April 14, 2025, the date the financial statements were available to be issued. Other than the settlement of a previously ongoing civil dispute, as discussed in Note 9, there were no significant subsequent events or transactions which required recognition or disclosure in the financial statements.

Segment information
Effective January 1, 2024, the Company adopted the provisions of ASU 2023-07 Segment Reporting (Topic 280) Improvements to Reportable Segment Disclosures ("ASC 280"), that became effective for public entities, including broker-dealers, for fiscal years beginning after December 15, 2023. The additional disclosures required by ASC 280 are included in Note 11.

3. **Leases**

The Company leases certain office space from its managing member under an operating lease that expires on May 31, 2025. Subsequent to the lease's upcoming expiration on May 31, 2025, the Company plans to rent this same office space from the managing member on a month-to-month basis.

The Company utilized an interest rate of 3.32%, which was the 12-month LIBOR rate in effect at the time, for the purpose of calculating the operating lease asset and liability. This rate also represents the Company's weighted-average discount rate. The weighted-average remaining lease term is 5 months as of December 31, 2024.

3.   **Leases (continued)**

The Company's scheduled future minimum lease payments as of December 31, 2024, are as follows:

Year ending December 31:	Amount
2025	$ 23,000
Less: interest from present value discount	(190)
Total lease liabilities	$ 22,810

4.   **Investments**

Investments in securities at December 31, 2024 are stated at estimated fair value and summarized as follows:

	Fair Value
Mutual funds	$ 9,826

Investment income for the year ended December 31, 2024, is as follows:

Interest and dividend income	$	4,151
Unrealized gain		6,882
	$	11,033

5.   **Fair value measurements**

FASB ASC Topic 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC Topic 820 are described below:

Level 1   Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access.

5.   **Fair value measurements – (Continued)**

Level 2   Inputs to the valuation methodology include:

- Quoted prices for similar assets or liabilities in active markets;

- Quoted prices for identical or similar assets or liabilities in inactive markets;

- Inputs other than quoted prices that are observable for the asset or liability;

- Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3   Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset or liability's fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

Following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2024.

Mutual funds: Valued at the daily closing price as reported by the fund. Mutual funds held by the Company are open-end mutual funds that are registered with the SEC. These funds are required to publish their daily NAV and to transact at that price. The mutual funds held by the Company are deemed to be actively traded.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflect future fair values. Furthermore, while the Company believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

5. **Fair value measurements – (Continued)**

The following table sets forth by level, within the fair value hierarchy, the Company's assets at fair value on a recurring basis as of December 31, 2024:

Assets at Fair Value as of December 31, 2024

	Level 1	Level 2	Level 3	Total
Mutual funds	$ 9,826	$ -	$ -	$ 9,826
Total assets at fair value	$ 9,826	$ -	$ -	$ 9,826

6. **Property and Equipment**

Property and equipment, net as of December 31, 2024 is summarized as follows:

Computer equipment	$ 85,950
Furniture and fixtures	55,443
Leasehold improvements	55,433
Total	196,826
Less: Accumulated depreciation and amortization	159,388
Total property and equipment, net	$ 37,438

Depreciation and amortization expense related to property and equipment amounted to $23,364 for the year ended December 31, 2024.

7. **Related Party Transactions**

The Company shares its offices with R&R Financial Planners, Inc., a related party through majority common ownership of its managing member. The expense sharing agreement states that RNR Securities, LLC will reimburse R&R Financial Planners, Inc. for joint postage, postage rental fees, and utilities on a monthly basis. Expenses are paid if incurred. During the year ended December 31, 2024, the Company paid $22,557 to R&R Financial Planners for shared expenses, which is recorded as office expense in the Company's accounting records. In addition, the Company leases its offices from its managing member (See Notes 3 and 9).

8.   Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2024, the Company had net capital of $212,534 which was $191,427 in excess of its minimum required net capital of $21,107. The Company's net capital ratio was 1.49 to 1.

9.   Commitments and Contingencies

The Company leases office space from its managing member, William V. Romeo, expiring May 31, 2025. Subsequent to March 31, 2025, the Company plans to lease this office space on a month-to-month basis. See Note 3 for further information. During the year ended December 31, 2024, the Company made total rent payments under this lease of $55,200, which are included in lease and occupancy expenses on the statement of income.

The Company also rents a second office space on a month-to-month basis from its managing member, William V. Romeo. During the year ended December 31, 2024, the Company paid rent expense of $18,531 for the second office, which is included in lease and occupancy expenses on the statement of income.

During the ordinary course of business, the Company may be named as a defendant in civil litigation matters related to disputes over investment advice. The Company maintains appropriate insurance and works with reputable attorneys to resolve such matters.

As of December 31, 2024, two such matters were ongoing. One matter was resolved subsequent to December 31, 2024, and prior to issuance of these financial statements. The Company settled the case for $14,999, an amount that was determined to be less than the expected cost of the defense or nuisance value. As such, this settlement amount has been accrued for as of December 31, 2024, and is reflected as accrued settlement on the accompanying statement of financial condition. The second matter was determined to have a reasonably possible chance of ending in an unfavorable outcome, which is defined as more than remote, but less than likely. However, an estimate of the possible loss or range of loss cannot be made.

10.   Concentration of Credit Risk

In the normal course of business, the Company enters into financial transactions where the risk of potential loss due to changes in market or failures of the other party to the transaction to perform exceeds the amounts recorded for the transactions.

11

10.   Concentration of Credit Risk (continued)

The Company's policy is to continuously monitor its exposure to market and counter-party risk through the use of a variety of financial position and credit exposure reporting and control procedures. In addition, the Company has a policy of reviewing the customer and/or other counter-party with which it conducts its business. As of December 31, 2024, there were no significant customer accounts having unsecured debit balances that presented any risk.

The Company maintains cash balances at several high credit quality financial institutions. The total of all account balances maintained at each institution in the United States is insured by the Federal Deposit Insurance Corporation ("FDIC") up to $250,000 per institution. As of December 31, 2024, the Company had no cash and cash equivalents in excess of FDIC limits. The Company has not experienced and does not anticipate any losses with respect to these accounts.

In addition, money market funds are covered by the Securities Investor Protection Corporation ("SIPC") up to $500,000.

11.   Segment Information

The Company operates as a broker-dealer and has one operating segment, as defined under ASC 280, Segment Reporting. The Company's business activities consist primarily of providing referral services in the securities industry. The Company has identified its Managing Member as the chief operating decision maker ("CODM"), who uses net income to evaluate the results of the business to manage the Company. Additionally, the CODM uses excess net capital, which is not a measure of profit and loss, to make operational decisions while maintaining capital adequacy. The Company's operations constitute a single operating segment and therefore, a single reportable segment, as the CODM manages the Company's business activities using information of the Company as a whole. As the Company has only one operating segment, no additional segment-level information is required to be disclosed under the provisions of ASC 280.

The accompanying statement of financial condition presents all segment assets and liabilities of this single reporting segment.



adeptus

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
RNR Securities, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of RNR Securities, LLC as of December 31, 2024, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of RNR Securities, LLC as of December 31, 2024 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of RNR Securities, LLC's management. Our responsibility is to express an opinion on RNR Securities, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to RNR Securities, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

We have served as RNR Securities, LLC's auditor since 2022.

Adeptus Partners, LLC

Jericho, New York
April 14, 2025